

October 24, 2014

Via E-mail
Mr. David H. Gransee
Vice President and Chief Financial Officer
Manitex International, Inc.
9725 Industrial Drive
Bridgeview, Illinois 60455

   Re: Manitex International, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed March 11, 2014
      File No. 001-32401

Dear Mr. Gransee:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Martin James

        Martin James
        Senior Assistant Chief Accountant